June 27, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Gupta Barros, Special Counsel
Mail Stop 4561

Re:      Franklin Street Properties Corp.
Form 10-K for fiscal year ended December 31, 2011
Filed on February 21, 2012
File No. 001-32470

Dear Ms. Barros:

Franklin Street Properties Corp. (“its” or the “Company”) has set forth below a response to the comment to the Company’s Form 10-K for the year ended December 31, 2011 (the “10-K”) provided by you to Mr. John G. Demeritt in a letter dated June 19, 2012 (the “Letter”). The response is keyed to the numbering and headings in the Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Non-GAAP Financial Measures, page 35

1.     We note your response to comment 8 in our letter dated May 14, 2012 and we reissue the comment in full. In future Exchange Act reports, please consider including Property NOI. In addition, with respect to Property NOI, provide a definition of how you determine Property NOI. For example, describe if you include properties not owned in both periods. Please also describe in additional detail the income and expenditures included in Property NOI, such as ground rent, tenant improvement and leasing commissions, lease termination fees and property marketing costs.

Response

The Company will include Property NOI, a definition of how it defines Property NOI and will describe in additional detail the income and expenditures included in Property NOI in future Exchange Act reports.

FSP Investments LLC ▪ FSP Property Management LLC

401 Edgewater Place ▪ Suite 200 ▪ Wakefield, MA 01880 ▪ Telephone: 781 246 4900 ▪ Fax: 781 246 2807

United States Securities and Exchange Commission
Attn: Sonia Gupta Barros
June 27, 2012

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning these responses.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt

Chief Financial Officer

cc:	Scott H. Carter, Esq., General Counsel, Franklin Street Properties Corp. Kenneth A. Hoxsie, Esq., Partner, WilmerHale David A. McKay, Partner, Ernst & Young LLP